UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 2)* Infrared Cameras Holdings, Inc.
(Name of Issuer) Common Stock, par value $0.0001 per share
(Title of Class of Securities) 456948 108
(CUSIP Number) David Gow, Manager SportsMap, LLC 5353 West Alabama, Suite 415 Houston, Texas 77056 (713) 479-5302
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) December 19, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 456948 108	SCHEDULE 13D	Page 1 of 6 Pages

1	NAME OF REPORTING PERSONS SportsMap, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 505,000 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 505,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 505,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 4.22% (2)
14	TYPE OF REPORTING PERSON OO

(1) Consists of shares of the Issuer’s common stock, $0.0001 par value (“Common Stock”). These securities are held directly by SportsMap, LLC (the “Sponsor”) and indirectly by David Gow, who is the manager of the Sponsor and the Chief Executive Officer and a director of the Issuer. Mr. Gow disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(2) Based on 11,956,823 shares of Common Stock outstanding as of December 19, 2023.

CUSIP No. 456948 108	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS David Gow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 996,955 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 996,955 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 996,955(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a))8.3%
14	TYPE OF REPORTING PERSON IN

(1) Consists of shares of the Issuer’s common stock, $0.0001 par value (“Common Stock”). These securities, (1) 100,000 shares of Common Stock are held directly by SportsMap, LLC (the “Sponsor”) and indirectly by David Gow, who is the manager of the Sponsor and the Chief Executive Officer and a director of the Issuer, and (2) 472,346share of Common Stock are held directly by Mr. Gow, (3) 19,609 shares of common stock held by Gow Media, LLC and (4) 405,000 shares of common stock underlying private placement warrants that will be exercisable within 60 days of this Report. Mr. Gow disclaims beneficial ownership of the securities held by Sponsor, except to the extent of his or her pecuniary interest therein.

(2) Based on 11,956,823 shares of Common Stock outstanding as of December 19, 2023.

CUSIP No. 456948 108	SCHEDULE 13D	Page 3 of 6 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.0001 per share (“Common Stock”), of Infrared Cameras Holdings, Inc., a Delaware corporation (formerly known as SportsMap Tech Acquisition Corp., the “Issuer”). The principal executive offices of the Issuer are located at 2105 W Cardinal Drive, Beaumont, TX 77705.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed by SportsMap, LLC (the “Sponsor”) and David Gow (together, the “Reporting Persons”).

(b) The principal business address of the Reporting Persons is 5353 West Alabama, Suite 415, Houston Texas, 77056

(c) The Sponsor’s sole business is to act as the Issuer’s sponsor in connection with the Issuer’s initial public offering (the “IPO”). Mr. Gow is the sole manager of the Sponsor and a director of the Issuer.

(d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f) The Sponsor is a Delaware limited liability company. Mr. Gow is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Funds for the purchase of securities reported herein were derived from available working capital of the Sponsor. The Sponsor paid the Issuer $20,000 for the Founder Shares (as defined in Item 4) and $5,400,000 for the Private Units (as defined in Item 4) in June of 2021.

On December 19, 2023, the Issuer (formerly known as SportsMap Tech Acquisition Corp.) consummated a business combination with Infrared Cameras Holdings, Inc. (a privately held company), and the Issuer was renamed “Infrared Cameras Holdings, Inc.” In connection with the business combination, Sponsor forfeit 236,000 as inducement shares in connection with transaction financing for the business combination, and distributed 2,344,000 shares of common stock to its members in accordance with their ownership interest in Sponsor. Mr. Gow participated in certain loans to the Issuer and received 462,748 shares of common stock, in aggregate, at the time of the business combination as a result of his participation in such loans and his ownership in the Sponsor.

Item 4.	Purpose of Transaction.

Founder Shares

Pursuant to the terms of the Subscription Agreements for Founder Shares, dated June 22, 2021 (the “Founder Shares Subscription Agreements”), between the Sponsor and the Issuer, the Sponsor purchased 2,300,000 shares (“Founder Shares”) of Common Stock of the Issuer for an aggregate purchase price of $20,000 in cash, or approximately $0.009 per share.

On December 19, 2023, the Issuer (formerly known as SportsMap Tech Acquisition Corp.) consummated a business combination with Infrared Cameras Holdings, Inc. (a privately held company), and the Issuer was renamed “Infrared Cameras Holdings, Inc.” In connection with the business combination, Sponsor forfeit 236,000 as inducement shares in connection with transaction financing for the business combination, and distributed 2,344,000 shares of common stock to its members in accordance with their ownership interest in Sponsor. Mr. Gow participated in certain loans to the Issuer and received 462,748 shares of common stock, in aggregate, at the time of the business combination as a result of his participation in such loans and his ownership in the Sponsor.

CUSIP No. 456948 108	SCHEDULE 13D	Page 4 of 6 Pages

Warrant Agreement

The Warrants are governed by the terms of the Warrant Agreement, dated as of October 18, 2021 (the “Warrant Agreement”), between the Issuer and Continental Stock Transfer & Trust Company (“Continental”), as warrant agent. Each Warrant entitles the registered holder to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment as described therein, at any time commencing on the later of: (i) 30 days after the consummation by the Issuer of a merger, capital stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities (“Business Combination”), or (ii) October 21, 2022, and terminating at 5:00 p.m., New York City time on the earlier to occur of: (x) five years from the consummation of a Business Combination, (y) the date the Issuer elects to redeem all Warrants subject to redemption and (z) the liquidation of the Issuer.

Registration Rights

Pursuant to the Registration Rights Agreement, dated as of October 18, 2021 (the “Registration Rights Agreement”), among the Issuer, the Sponsor and certain other security holders, the holders of the Founder Shares, the Private Units (and underlying securities) and any Working Capital Units (and underlying securities), including any securities of the Issuer issued as a dividend or other distribution with respect to or in exchange for or in replacement of such securities (collectively, the “Registrable Securities”), including the Sponsor, are entitled to make up to three demands that the Issuer register such securities. In addition, the holders of the Registrable Securities, including the Sponsor, have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Issuer’s consummation of a Business Combination.

CUSIP No. 456948 108	SCHEDULE 13D	Page 5 of 6 Pages

Letter Agreement

On October 18, 2021, the Issuer entered into a letter agreement (the “Letter Agreement”) with the Reporting Person and the other parties thereto (collectively, the “Insiders”). Under the Letter Agreement, among other matters, the Insiders agreed with the Issuer: (i) that they will not propose, or vote in favor of, any amendment to the Issuer’s amended and restated certificate of incorporation (“Certificate of Incorporation”) (A) to modify the substance or timing of the Issuer’s obligations with respect to conversion rights as described in the Registration Statement or (B) with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity, unless the Issuer provides public stockholders with the opportunity to convert their shares upon the approval of any such amendment; (ii) that if the Issuer solicits approval of its stockholders of a Business Combination, the Insiders will vote all shares of Common Stock beneficially owned by them, whether acquired before, in, or after the IPO, in favor of such Business Combination; and (iii) to waive any right to exercise redemption rights with respect to any shares of Common Stock owned or to be owned by them, directly or indirectly (or to sell such shares to the Issuer in a tender offer), whether acquired before, in or after the IPO, and not to seek redemption with respect to such shares in connection with any vote to approve a Business Combination (or sell such shares to the Issuer in a tender offer in connection with such a Business Combination) or any amendment to the Issuer’s amended and restated certificate of incorporation prior thereto.

The foregoing summary of certain terms of the Private Units Subscription Agreement, the Warrant Agreement, the Registration Rights Agreement and the Letter Agreement is not complete and is qualified in its entirety by reference to the full text of the documents, which are incorporated by reference as Exhibits 1-4 to this Schedule 13D.

Except as set forth herein, neither of the Reporting Persons has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review the Reporting Person’s investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Units, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to the Reporting Persons’ investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Units or selling some or all of their Units and, alone or with others, pursuing discussions with the management, the board of directors, other stockholders of the Issuer and third parties with regard to their investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) - (b) As described in Item 4, the Reporting Persons may be deemed the beneficial owner of 996,955 shares of Common Stock, in each case directly held by the Reporting Person, representing approximately 8.3% of the outstanding units. Includes 405,000 warrants exercisable within the following 60 days.

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is calculated based upon 11,956,823shares of Common Stock, as of December 19, 2023.

By virtue of his control of the Sponsor, Mr. Gow has the sole power to (i) vote or direct the voting and (ii) dispose or direct the disposition of all of the shares of Common Stock beneficially owned by the Sponsor.

(c) Other than the transactions described in Items 3 and 4 above, the Reporting Person has not effected any transactions in the Common Stock in the past 60 days.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 456948 108	SCHEDULE 13D	Page 6 of 6 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the agreements described in Item 4 and relationships described in Item 2, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

1	Private Placement Units Subscription Agreement, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Issuer’s Registration Statement on Form S-1 (File No. 333-259912), filed with the Securities and Exchange Commission on September 30, 2021).

2	Warrant Agreement, dated October 18, 2021, between the Issuer and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 21, 2021).

3	Registration Rights Agreement, dated October 18, 2021, among the Issuer, the Sponsor and certain other securityholders (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 21, 2021).

4	Letter Agreement, dated October 18, 2021, among the Issuer, the Reporting Persons and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 21, 2021).

5	Joint Filing Agreement, dated as of November 3, 2021, among the Reporting Persons (incorporated by reference to Exhibit 5 to the Reporting Persons' Schedule 13D filed with the Securities and Exchange Commission on November 4, 2021).

6	Form of Loan Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 23, 2023).

7	Share Transfer Agreement, dated May 17, 2023, among the Issuer, the Reporting Persons and the other parties thereto (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 23, 2023).

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 21, 2023

SportsMap, LLC

By:	/s/ David Gow
Name: David Gow
Title: Manager

/s/ David Gow
David Gow